                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                                  MISONIX, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    604871103
                                 (CUSIP Number)

                                 Mr. Gary Gelman
                      c/o American Claims Evaluation, Inc.
                                One Jericho Plaza
                             Jericho, New York 11753
                                 (516) 938-8000
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                November 22, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP No. 604871103

1)  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Gary Gelman

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [ ]

3)  SEC USE ONLY (SEE INSTRUCTIONS)

4)  SOURCE OF FUNDS
    PF

5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

    NUMBER OF                7)   SOLE VOTING POWER
    SHARES                        725,750
    BENEFICIALLY             8)   SHARED VOTING POWER
    OWNED BY                      0
    EACH                     9)   SOLE DISPOSITIVE POWER
    REPORTING                     725,750
    PERSON WITH             10)   SHARED DISPOSITIVE POWER
                                  0

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            725,750

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.6%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

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     Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 1, 1994, as
amended by Amendment No.1 filed with the SEC on December 8, 1994, by Amendment
No. 2 filed with the SEC on December 22, 1994, by Amendment No. 3 filed with the
SEC on April 6, 1995, by Amendment No. 4 filed with the SEC on June 26, 1995, by
Amendment No. 5 filed with the SEC on March 27, 1996, by Amendment No. 6 filed with the SEC on February 18, 1997, by Amendment No. 7 filed with the SEC on
August 27, 1997, by Amendment No. 8 filed with the SEC on September 12, 1997, by
Amendment No. 9 filed with the SEC on February 19, 1998, by Amendment No. 10 filed with the SEC on September 23, 1998, by Amendment No. 11 filed with the SEC on March 20, 2000, by Amendment No. 12 filed with the SEC on November 8, 2000, by Amendment No. 13 filed with the SEC on December 13, 2000, and further amended by Amendment No. 14 filed with the SEC on November 7, 2002 (the "Schedule").

     This Schedule relates to the common stock, par value $.01 per share (the
"Common Stock"), of MISONIX, INC., a New York corporation (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule is hereby supplemented by inserting the following text as the last paragraph thereof:

          "The purchase of the 15,000 shares of Common Stock that is reported in this Amendment No. 15 to the Schedule was paid for with $46,050 of Mr.
          Gelman's personal funds."

Item 5.    Interest in Securities of the Issuer.

     Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

          "Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the
          Securities Exchange Act of 1934, as amended) 725,750 shares of Common
          Stock, or 10.6% of the shares as of November 29, 2004. Of such shares
          675,750 are shares held by Mr. Gelman and 50,000 shares of Common
          Stock are issuable pursuant to presently exercisable options issued pursuant to the Company's 1996 Non-Employee Director Stock Option
          Plan."

     Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

          "Mr. Gelman exercised options to purchase 15,000 shares of Common
          Stock at an exercise price of $3.07 per share on November 22, 2004.
          The options were issued pursuant to the Company's 1996 Non-Employee
          Director Stock Option Plan. In addition to such exercise, Mr. Gelman sold the following shares of Common Stock in open market transactions:

                                       3

          Trade Date             No. of Shares         Price Per Share
          ----------             -------------         ---------------
       November 23, 2004             20,000               $6.00
       November 24, 2004             10,000               $6.05

   Except for the foregoing, no transactions in the Common Stock were effected by Mr. Gelman during the past sixty (60) days."

                                       4

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 30, 2004

                                                  /s/ Gary Gelman
                                                  ---------------
                                                  Gary Gelman

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